PROSPECTUS SUPPLEMENT NO. 1
DATED MAY 2, 2001 TO PROSPECTUS
DATED NOVEMBER 8, 2000

                                                FILED PERSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-43078


     On April 9, 2001, the Company exercised its option under the Securities Purchase Agreement, dated July 28, 2000 and amended and restated as of April 9, 2001 (the "SPA"), between the Company and Metacine, Inc. ("Metacine"), to purchase 700,000 shares (the "Metacine Shares") of Metacine common stock and a five year warrant (the "Metacine Warrant") to purchase 282,794 shares of Metacine common stock at a price of $12.48 per share. Immediately prior to the exercise of such option, Metacine had outstanding 150,000 shares of Metacine common stock and warrants to purchase, at a price of $.01 per share, 752,500 shares of Metacine common stock.

     In consideration for the purchase of the Metacine Shares and the Metacine Warrant, the Company paid Metacine $400,000 in cash, agreed to provide Metacine with $250,000 of services, and issued to Metacine 2,000,000 shares (the "Company Shares") of Company common stock. The Company agreed, at its expense, to file by May 31, 2001 a registration statement (the "Registration Statement") to register under the Securities Act of 1933 (the "Securities Act") the resale of the Company Shares by Metacine and take all commercially reasonable actions to cause the Registration Statement to become effective under the Securities Act as expeditiously as possible.

     The SPA contains certain restrictions on the ability of Metacine to sell the Company Shares and provides for cash payments ("Deficiency Payments") by the Company to Metacine to the extent Metacine has not received $1,850,000 of net proceeds ("Sales Proceeds") from the sale of Company Shares by September 30, 2002 or specified lesser amounts of Sales Proceeds as of specified earlier dates. If Metacine sells all of the Company Shares prior to receiving Sales Proceeds and Deficiency Payments of $1,850,000, the Company may issue to Metacine such number of additional shares of Company common stock as the Company determines in its sole discretion, which additional shares shall constitute Company Shares. If Metacine has received $1,850,000 in Sales Proceeds and Deficiency Payments and has remaining Company Shares, then the Sales Proceeds of any future sales by Metacine of Company Shares shall be paid by Metacine to the Company until the aggregate amount paid to the Company equals the aggregate amount of all Deficiency Payments. Any remaining Company Shares, and the Sales Proceeds therefrom, shall be for the benefit of Metacine.

     The Company is required to escrow 100,000 Metacine Shares to secure its obligations to render $250,000 of services to Metacine and 462,500 Metacine Shares to secure its obligations to make Deficiency Payments.

     The Company and the other stockholders of Metacine have entered into a stockholders' agreement providing for rights of first refusal, tag-along rights, and preemptive rights. The agreement also provides that the Company will have one representative on Metacine's board and will vote its shares in the same proportion as Metacine's other stockholders, and that certain corporate actions will not be taken without the Company's consent.

     Metacine is a biopharmaceutical company engaged in the development of biological therapy for the treatment of cancer, viral and autoimmune diseases, and for the prevention of organ transplant rejection. Metacine uses dendritic cells ("DC") to modulate the body's immune response to: (1) cancer and chronic viral disease through immunostimulation and (2) autoimmune disease and organ transplant rejection through downregulation of the immune system.

     Metacine's technology was developed during a 10-year, $25 million research effort by a team of six scientists at the University of Pittsburgh Medical Center (the "University") led by Michael T. Lotze, MD, widely recognized as one of the world's leading experts and a pioneer in DC immunotherapy. Metacine has an exclusive license from the University of Pittsburgh-of the Commonwealth System of Higher Education for a portfolio of five issued patents, nine pending patents, and four invention disclosures resulting from this research.

     Metacine is pursuing four different approaches to the therapeutic use of DC for the treatment of cancer: (1) ex vivo (outside the body) cell processing using patient's DC pulsed with antigens (substances capable of inducing an immune response), (2) ex vivo cell processing using patient's DC cultured with patient's tumor cells to create multi-antigenic, patient specific, autologous vaccines, (3) in vivo activation of DC to stimulate the patient's immune system to attack the primary tumor as well as metastatic sites, and (4) direct intratumoral injection of patient's DC engineered to produce the desired cytokine(s) (hormone-like proteins which can regulate the immune response) at the tumor site in order to provoke an anti-tumor response in vivo. The use of DC as the gene delivery vehicle has a further advantage in that following injection the DC will migrate to the lymph nodes where they present the multiple antigens they have absorbed at the tumor site. Animal experimentation has shown that this technique has the potential to stimulate the patient's immune system to attack the primary tumor as well as any metastatic sites.

     Metacine's program for prevention of organ transplant rejection represents another important area of application for DC. Ex vivo culturing and re-introduction of tolerogenic DC down-regulates the patient's immune system by flooding the system with DC that do not present the transplanted organ's antigens. Pre-clinical animal (mouse) models in which tolerogenic DC are introduced to prevent rejection of transplanted tissue have shown highly positive results as evidenced by a reduction of detrimental host-versus-graft immune responses resulting in a significant extension of life following organ transplant.

     Due to the breadth of the DC program at the University, Metacine is investigating a number of different approaches to developing this therapy. A Phase I clinical trial is currently underway at the University for treatment of melanoma, the deadliest form of skin cancer. In this trial, DC derived from the patient's blood are pulsed with multiple melanoma antigens to generate a "pulsed antigen" vaccine. The pulsed DC are then re-injected into the patient to stimulate the immune system to attack tumor cells that display these antigens. This trial follows an already completed 28 patient Phase I trial in which safety and immune response to the specific antigens used in the trial were demonstrated.

     Several additional Phase I trials are currently being planned. These include an autologous vaccine trial, in which the patient's DC and tumor cells are removed, co-cultured, and re-injected to induce an immune reaction against the specific antigens displayed by each patient's tumor(s), a trial evaluating the intratumoral injection of DC engineered to express cytokines at the tumor site, and a trial utilizing a novel method for stimulating DC directly in the patient (in vivo).

     To date, a general lack of significant side effects in human clinical trials has been observed by Metacine, and by others investigating DC-based therapy. In animal studies using multiple groups of four or five mice in each experiment, Metacine's different DC immunization techniques exhibited results that included tumor regression typically exceeding 50% of initial volume and in numerous cases complete disappearance of tumor, regression of tumor volume at metastatic sites, protection against challenge with tumor cells subsequent to DC administration, and increased survival of treated animals to 60 - 90 days. In contrast, all untreated control animals died within 20 - 30 days. There can be no assurance that comparable results can be achieved with human beings.